082-04421 SUPPL



EASTMAIN



TSX Symbol: ER
Sept 24, 2009

New gold target – 254 g/t Au, 640 g/t Ag & >500 g/t Te
High-Grade Eau Claire Drill Assays

Eastmain Resources Inc. (TSX:ER) is pleased to announce the discovery of a new gold target at its wholly-owned Clearwater project, located in James Bay, Northern Québec. Surface prospecting along favourable deposit stratigraphy this summer led to the discovery of the Boomerang Prospect, where a composite grab sample of vein material, located one-half kilometre east of the Eau Claire gold deposit, assayed **254 g/t Au (7.42 ounces gold per ton), 640 g/t Ag (18.7 ounces silver per ton)** and **>500 g/t tellurium** (Map 1, website).

Other anomalous samples within the Boomerang Prospect area include **30.6 g/t Au (0.89 ounces gold per ton)** and **9.04 g/t Au** in key volcanic/sedimentary rocks, located up to eight kilometres east of the deposit. The Boomerang prospect contains a highly enriched gold-tellurium metal signature similar to Eau Claire, which suggests it was derived from the same hydrothermal gold-bearing system. Boomerang will be drill-tested in future programs.

The current drill program is focused on defining a measured, near-surface resource for potential extraction by open pit methods. A total of 7,400 metres of drilling, to test the Main Group of Veins within the central portion of the deposit and the T-Vein series, found north of the previously defined gold resource, has been completed to date. Drilling will continue throughout the quarter.

Significant assay data highlights from the first 8 of 19 drill holes of the current program at Eau Claire (Clearwater project) comprise: **24.81 g/t Au (0.72 ounces per ton)** over 2.0 metres, including **69.8 g/t Au (2.04 ounces per ton)** over 0.5 metres in hole ER09-198; **10.64 g/t Au (0.31 ounces per ton)** over 3.0 metres, including **34.1 g/t Au (1 ounce per ton)** over 0.5 metres in hole ER09-203; and **19.75 g/t Au (0.58 ounces per ton)** over 2.5 metres in hole ER09-204, including **37.8 g/t Au (1.10 ounces per ton)** over 0.5 metres. Fine-grained visible gold, common to the deposit, has been observed in seven of eight drill holes reported herein. Assay data is pending for the remaining 11 drill holes.

Over the past 22 months, a total of 28,600 metres (153 HQ drill holes) has been completed to expand the Eau Claire gold resource within the upper 300 metres. In 142 drill holes, **400 gold-bearing** quartz-tourmaline vein intervals with an **average grade of 13.1 g/t Au (0.38 ounces per ton),** at an average thickness of 1.35 metres, have been intersected within the upper one-third of the deposit (Table 1). 350 vein intervals contain an average grade of **14.9 g/t Au (0.43 ounces per ton)**; 250 vein intervals averaged **19.6 g/t Au (0.57 ounces per ton)**; 150 vein intervals contain an average of **27.6 g/t Au (0.80 ounces per ton)**; **100 vein intervals** contain **39.4 g/t Au (1.15 ounces per ton)** and 50 intersections have an average of **63 g/t Au (1.84 ounces per ton)**.

Near-term exploration objectives include continued definition drilling of the high-grade Eau Claire gold deposit, completion of the metallurgical testing program and updating the resource calculation.

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $17.1 Million in working capital, no debt and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $4 million for gold exploration in Québec.

dlw 10/8

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax: (519) 940-4871, e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1. Clearwater Project - Assay Data

			2009 Eau Claire Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER-09-197	206.8	208.3	1.50	**10.70**	**0.31**	I	**VG 10**
incl.	207.3	207.8	0.50	**32.00**	**0.93**		
	254.0	255.5	1.50	7.39	0.22	S	
ER-09-198	220.7	222.7	2.00	**24.81**	**0.72**	I	**VG 10+, TE 5+**
incl.	221.7	222.2	0.50	**69.80**	**2.04**		
	259.4	260.9	1.50	4.50	0.13	JQ	
ER-09-199	178.7	179.3	0.60	4.51	0.13	D	**VG**
	215.9	216.5	0.60	4.81	0.14	H	
	285.4	286.4	1.00	5.60	0.16	S	
ER09-200	196.5	197.0	0.50	4.21	0.12	D	**VG 10+**
	238.0	239.0	1.00	**10.83**	**0.32**	I	
ER09-201	228.8	229.3	0.50	**18.00**	**0.53**	G	
	238.5	239.5	1.00	4.64	0.14	H	
	308.3	309.8	1.50	**9.33**	0.27	JQ	
incl.	308.8	309.3	0.50	**14.20**	**0.41**		
	309.3	309.8	0.50	**10.45**	**0.31**		
ER09-202	310.3	310.8	0.50	4.75	0.14	JQ	**VG 20+**
	321.5	322.5	1.00	5.07	0.15	R	
ER09-203	209.1	210.1	1.00	**11.39**	**0.33**	H	
incl.	209.1	209.6	0.50	**19.20**	**0.56**		**VG 10+, TE 10+**
	224.6	226.1	1.50	5.55	0.16	I	
	267.0	270.0	3.00	**10.64**	**0.31**	JQ	
incl.	267.0	267.5	0.50	**21.60**	**0.63**		
incl.	267.5	268.0	0.50	**34.10**	**1.00**		
ER09-204	245.1	246.1	1.00	**19.96**	**0.58**	H	**VG 20+**
incl.	245.1	245.6	0.50	**39.90**	**1.17**		
	261.2	262.3	1.10	5.46	0.16	I	**VG 4**
	302.7	305.3	2.60	6.03	0.18	JQ	
incl.	303.7	304.2	0.50	**12.90**	**0.38**		

Table 1. Clearwater Project - Assay Data

			2009 Eau Claire Assay Results				
Hole ID	From	To	Length (m)	Au g/t	Au oz/ton	Vein ID	Notes
ER09-204							
incl.	304.2	304.7	0.50	**15.30**	**0.45**		
	321.5	324.0	2.50	**19.75**	**0.58**	T	
incl.	322.0	322.5	0.50	**37.80**	**1.10**		**VG 6**
incl.	323.0	323.5	0.50	**27.60**	**0.81**		
incl.	323.5	324.0	0.50	**21.10**	**0.62**		

Eau Claire Gold Deposit 2007-2009 Average composite gold grades

Cut off grade Au g/t		Number of Intercepts	Length m	Average Grade Au g/t	Au oz/ton		
0.0		400	1.35	**13.1**	**0.38**		
2.4		350	1.32	**14.9**	**0.43**		
3.3		300	1.32	**16.9**	**0.49**		
4.5		250	1.32	**19.6**	**0.57**		
5.8		200	1.32	**23.0**	**0.67**		
7.7		150	1.38	**27.6**	**0.80**		
11.9		100	1.24	**39.4**	**1.15**		
19.7		50	1.24	**63.0**	**1.84**		
31.2		25	1.16	**106.3**	**3.11**		
46.0		10	1.16	**210.4**	**6.14**		

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes. Assay samples are taken from HQ core, sawed in half with one half sent to a commercial laboratory and the other half retained for future reference.

Note: Sample length approximates true thickness. VQTL VG = Quartz-tourmaline vein with visible gold. VG5+ = five grains of visible gold were identified in the sample. TE = visible grains of tellurides.

Eau Claire Gold Deposit – Aerial View (looking east)
2009 Drilling


C87L-06
497 g/t Au /2m
Boomerang:
284 g/t Au
640 g/t Ag
>500 ppm Te
207, 208
206
205
202
201
210
204
193
195
194
183
185
181
182
180
178
203
188
177
189
197
187
191
196
T Vein
Target
300 m
>100 m
North
R
JQ
P
2009 Proposed Drill Holes

Eau Claire Gold Deposit – 2009 Drill Plan



500 N
OPEN PIT TARGET
Main Group of Veins
Boomerang:
254 g/t Au
640 g/t Ag
>500 ppm Te
V16
V12
1000 W
BLO
T S R J Q P I H G F D C B
DDH87-C06
497 g/t Au /2m
500 S
400m
500 W
0 E
Au-Ag-Cu Zone
500 E

Objectives

- Expand Gold Resource
- Delineate Open Pit
- Define Measured Resource to 300 m vertical depth

G Surface projection of Gold-bearing vein (G Vein)

2009 Phase 1 Hole

2009 Phase 2 Hole

Sediments

Mafic Volcanics

2007/08 Drill Hole

2009 Proposed Hole



LAURENTIAN BANK SECURITIES

Action Note

Friday, September 25, 2009

Eastmain Resources Inc. (ER-T / $ 1.37) Buy (S) / Target Price: $2.20

Éric Lemieux, MSc, P.Geo Tel.: (819) 472-8037 lemieuxe@lb-securities.ca

Company Profile

Eastmain Resources Inc. is focused on exploration in the James Bay area of Quebec. The company's primary focal point is gold exploration within the emerging Eastmain/Opinaca mining district. Eastmain owns 100% of the Eau Claire gold deposit (Clearwater Project) and has significant land holdings with partners covering key geology adjacent to the Eleonore project where Goldcorp (Les Mines Opinaca Ltée) is defining and developing a more than 5.3 million oz. Au gold deposit that is slated for production in 2014 or earlier. Eastmain also owns 100% of the past producing Eastmain Mine further east in the Eastmain River Greenstone Belt as well as an another half dozen properties in the James Bay sector


ER Daily
9/24/09
1.50
1.25
1.00
0.75
0.50
0.25
Volume
©BigCharts.com
Millions
Oct
Nov
Dec
09
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Source: BigCharts.com

Market Data			
Ticker	ER-T	Shares F/D (M)	98.3
Rating	Buy (S)	Market Cap (M)	134,7
Risk	High	Float F/D (M)	86,0
Price	$1,37	Float Value (M)	117,8
1-Yr Target	$2,20	Avg Daily Volume (K)	120
Dividend	$0,00	Control Blocks	NA
1-Yr ROR	60,6%	Voting	NA
52-Wk High -Low	$1.43-$0.49	Equity	NA
Next Reporting	December 2009	Management	4%
Valuation	NAV 10%	Major Shareholder-Goldcorp	9,0%
Web site	www.eastmain.com		

Source: Company reports; Thomson One; LBS estimates

Raising Target to $2.20 on Golden Opportunities

On September 24, 2009 Eastmain announced drill results and the discovery of a new gold target at the Clearwater project located in James Bay area. Eastmain Resources Inc. has been advancing its Clearwater project and is presently drilling on the Eleonore South project with Goldcorp. With the current gold price above 1000$/oz., Eastmain's on-going work programs and development activities restarted on Goldcorp's Eleonore project, we have reviewed our valuation. We also highlight that Laurentian Bank Securities hosted institutional investor meetings with Eastmain in Montreal and Toronto last week, which reinforced our belief that Eastmain's management is credible.

Analysis – Establishing Confidence and Merit

Eastmain announced partial results of drill core assays and summer prospection results on the Clearwater Project that suggests the Eau Claire deposit is growing. Indeed summer surface prospecting and structural geology mapping has led to the discovery of further gold mineralization 0.5km to the east of the main vein swarm area (450 West Zone). We believe the new Boomerang showing (7.42 to 254 g/t Au), currently only grab sampled, shows a gold system much larger than previously thought and that exploration is much warranted on the outskirts of known resources. The elevated gold-tellurium metal association is similar to the 450 West Zone of the Eau Claire gold deposit. The 450 West Zone has seen recent drilling (7,400m) and assay results of 8 of 19 holes (holes ER09-197 to ER09-204). With results such as 2m @ 24.81 g/t Au (ER09-198), 3m @ 10.64 g/t Au (ER09-203) and 0.5m @ 37.8 g/t Au (ER09-204), we believe that the gold system should increase both in size and in confidence level (measured resource). We highlight that over 28,600m of drilling (153 HQ drill holes) has been completed since the previous 2005 resource estimate.

Valuation – Taking into Account Growth and Discovery

We have enhanced confidence in Eastmain's ability to optimize development and exploration success. We have reviewed Eastmain's portfolio of properties based on geological potential to increase resources and make discoveries (view Exhibit 1 on page 2). Catalysts for revising our target price are i) Goldcorp's resumption of activities on the Eleonore project (Roberto deposit) this summer, ii) On-going drilling program on Eleonore South project where we believe potential for major discovery is growing and iii) The increasing confidence in gold content and quantity on Eau Claire.

Conclusion – Increasing Target Price to $2.20

We believe that Eastmain is advancing on several fronts and holds a portfolio of gold projects of increasing value. Pending catalysts for Eastmain include: 1) Future drilling and exploration results; 2) Development on Eau Claire; 3) Discovery on Eleonore South 4) Revisiting the past producing Eastmain mine and area; and 5) Continued gold price appreciation. We recommend Eastmain with a Speculative Buy rating and are increasing our 12-month target price to $2.20 per share from $1.60.



LAURENTIAN BANK SECURITIES

Action Note

Friday, September 25, 2009

Exhibit 1: NAV summary

Project	Value (M$)
Clearwater	106
Eastmain Mine/Ruby Hill	45
Eleonore South	10
Other properties in James Bay	
Reservoir	3.2
Radisson	1.8
Lac Elmer	0.5
Dyna	0.6
Road King	0.7
Lidge	0.6
Properties in Ontario	0.9
Properties in New Brunswick	0.5
Exploration potential goodwill	25
Cash	16
Total	210.8
Shares Outstanding (F/D)	**98.2**
Total/share	**$2.15**

LBS Estimates

We believe Eastmain owns a portfolio of projects that hold good development and exploration potential. We highlight that the Clearwater and Eastmain Mine projects offer potential exposure to quality gold ounces as they are high-grade.

Clearwater: With the current drill program on Eau Claire focused on defining a measured, near-surface resource for potential mining by selective open pit methods, we believe total gold content is set to grow and have now modelled a 325,000 oz mineable open pit resource. Our estimated NAV for the Clearwater project with our revised gold price assumptions (see Exhibit 2) is now estimated at $106 M (previously $71M). This is based on an initial open pit scenario with a 9.75:1 strip ratio and trucking of high grade ore to an eventual Eleonore mill in 2014. We believe the completion of the metallurgical testing program and updating the resource calculation as well as a scoping study should be completed in early 2010 providing a major milestone for the project. We highlight that the Clearwater project could be a buy-out candidate.

Eastmain Mine /Ruby Hill: Further exploration programs are being contemplated on the Eastmain Mine area that has been under-explored and could eventually be road accessible all year round by the projected Quebec 167 Extension Provincial Road. We believe there is very good exploration potential with the 250,000 oz. Au resource defined previously by MSV/Campbell Mines.

Eleonore South: Currently drilling 3,500m with Goldcorp and we believe there is good probability of making an Eleonore-type deposit discovery. The Eleonore South project is a joint venture between Eastmain (33.33%), Goldcorp (33.33%) and Azimut Exploration Inc. (33.33%). As Azimut has declined participation in funding its share of the 2009 program, it's interest should be diluted to 29.45%. We expect drill assay results in the coming weeks and believe this project could host a major discovery as the aluminous alteration system with arsenopyrite appears notable and extensive.

Eastmain owns 6 other properties in the James Bay sector that we believe hold varying degree of potential for discovery. Eastmain is currently working on the Radisson and the Reservoir projects. Eastmain is well financed with approximately $16 million in the treasury and has a projected 2010 budget of over $4 million which can be increased. Our exploration potential goodwill is the proxy for quality of management and recognition by industry.

Exhibit 2 - Gold Price Forecast (US$/oz.)

2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
$950,00	$900,00	$1 000,00	$1 100,00	$1 000,00	$1 000,00	$950,00	$950,00	$925,00	$900,00	$900,00	$800,00

LBS Estimates.



LAURENTIAN BANK SECURITIES

Action Note

Friday, September 25, 2009

APPENDIX – Important Disclosures

Company	Ticker	Disclosures*
Eastmain Resources Inc.	ER-T	U, V

The analyst(s) certify that (1) the views expressed in this report in connection with securities or issuers they analyze accurately reflect their personal views and (2) no part of their compensation was, is, or will be directly or indirectly, related to the specific recommendations or views expressed by them in this report.

The Research Analyst's compensation is based on various performance and market criteria and is charged as an expense to certain departments of Laurentian Bank Securities (LBS), including investment banking.

* Legend

- **A** The Analyst, in his/her own account or in a related account, owns securities of this issuer.
- **L** LBS collectively beneficially owns in excess of 1% of one or more classes of the issued and outstanding equity securities of this issuer.
- **O** The Director of Equity Research, in his/her own account or in a related account, owns securities of this issuer.
- **U** Within the last 24 months, LBS has undertaken an underwriting liability with respect to equity securities of, or has provided advice for a fee with respect to, this issuer.
- **V** The Analyst has visited material operations of this issuer, specifically the Clearwater project.
- **P** This issuer paid a portion of the travel-related expenses incurred by the Analyst to visit material operations of this issuer

Laurentian Bank Securities Equity Research Ratings Distribution



40%
30%
20%
10%
0%
5%
38%
33%
18%
3%
5%
Top Pick
Buy
Spec Buy
Hold
Reduce
Restricted
Percentage of companies covered by Laurentian Bank Securities Equity Research within each rating category.

Source: Laurentian Bank Securities

Recommendation Terminology

LBS (Laurentian Bank Securities) recommendation terminology is as follows:

- **Top Pick** Our best investment idea, the greatest potential value appreciation.
- **Buy** The stock is expected to generate significant risk-adjusted returns over the next 12 months.
- **Hold** The stock is expected to generate modest risk-adjusted returns over the next 12 months.
- **Reduce** The stock is expected to generate negative risk-adjusted returns over the next 12 months.

Our ratings may be followed by "(S)" which denotes that the investment is speculative and has a higher degree of risk associated with it. Additionally, our target prices are based on a 12-month investment horizon.



LAURENTIAN BANK SECURITIES

Action Note

Wednesday, September 2, 2009

Eastmain Resources Inc. (ER-T / $1.20) Buy (S) / Target Price: $1.60

Éric Lemieux, MSc, P.Geo Tel.: (819) 472-8037 lemieuxe@lb-securities.ca

Company Profile

Eastmain Resources Inc. is focused on exploration in the James Bay area of Quebec. The company's primary focal point is gold exploration within the emerging Eastmain/Opinaca mining district. Eastmain owns 100% of the Eau Claire gold deposit and has significant land holdings with partners covering key geology adjacent to the Eleonore project where Goldcorp (Les Mines Opinaca Ltée) is defining and developing a more than 5.3 million oz. Au gold deposit that is slated for production in 2014 or earlier. Eastmain also owns 100% of the past producing Eastmain Mine further east in the Eastmain River Greenstone Belt.


CA:ER Daily
9/01/09
Volume
©BigCharts.com
Millions
Oct
Nov
Dec
09
Feb
Mar
Apr
May
Jun
Jul
Aug

Source: BigCharts.com

Market Data			
Ticker	ER-T	**Shares F/D (M)**	98.3
Rating	Buy (S)	**Market Cap (M)**	118.0
Risk	High	**Float F/D (M)**	86.0
Price	$1.20	**Float Value (M)**	103.2
1-Yr Target	$1.60	**Avg Daily Volume (K)**	120
Dividend	$0.00	**Control Blocks**	NA
1-Yr ROR	33.3%	Voting	NA
52-Wk High -Low	$1.35-$0.49	Equity	NA
Next Reporting	December 2009	**Management**	4%
Valuation	NAV 10%	Major Shareholder-Goldcorp	9.0%
Web site	www.eastmain.com		

Source: Company reports; Thomson One; LBS estimates.

Going For Gold on Eleonore South

OnSeptember 1, 2009 Eastmain confirmed that it had commenced a 3,500m drill program on the Eleonore South project with partner Goldcorp (Les Mines Opinaca Ltée.). A $1.6 million budget has been allocated for diamond drill and surface exploration. The Eleonore South project is currently a joint venture between Eastmain (33.34%), Goldcorp (33.33%) and Azimut Exploration Inc. (33.33%). As Azimut Exploration Inc. has declined participation in funding its share of the 2009 program, its interest should be diluted from 33.33% to 29.45% following the drill program (Eastmain's going from 33.33% to 35.29%).

Impact and Analysis – Potentially Positive

The drilling that is now underway at the Eleonore South Project will pursue exploration targets defined in 2007 and 2008. Anomalous gold values have been delineated on the JT Gold Zone covering an area 800m x 400m in altered sedimentary rocks. We understand that the alteration bears similitude to the Roberto Zone of the Eleonore deposit located 15km north-west. Only 16 drill holes totalling 3,129 metres have been completed on this 282 claims property. The 2009 drill program (3,500m) will focus on delineating the lateral extensions of the JT gold zone (northwest) as well as other priority geophysical and geology targets on the property. We understand that geological mapping crews are currently conducting detailed structural and geological mapping on the property.

We believe the Eleonore South is an excellent exploration property. Past surface trenching results have given 5.33 g/t gold (Au) across 8.0m and, though the 2008 drilling program did not intercept exceptional results, it did show that a potential gold system is present and could emerge with more works. Geological understanding has increased with past and current works. We believe the project is conducive for gold mineralization discovery and that the current program, where Eastmain is now operator, is just a beginning.

Conclusion – Rating and Target Maintained

We believe that Eastmain may generate interesting results with the current 2009 exploration drill program. We expect that results will confirm the presence of a mineralized system as we maintain that the James Bay is an emerging mining camp. Eastmain is well financed with approximately $16 million in the treasury and has several active exploration programs. We maintain a Speculative Buy with a $1.60 target price.

APPENDIX – Important Disclosures

Company	Ticker	Disclosures*
Eastmain Resources Inc.	ER-T	U, V

The analyst(s) certify that (1) the views expressed in this report in connection with securities or issuers they analyze accurately reflect their personal views and (2) no part of their compensation was, is, or will be directly or indirectly, related to the specific recommendations or views expressed by them in this report.

The Research Analyst's compensation is based on various performance and market criteria and is charged as an expense to certain departments of Laurentian Bank Securities (LBS), including investment banking.

* Legend

A The Analyst, in his/her own account or in a related account, owns securities of this issuer.

L LBS collectively beneficially owns in excess of 1% of one or more classes of the issued and outstanding equity securities of this issuer.

O The Director of Equity Research, in his/her own account or in a related account, owns securities of this issuer.

U Within the last 24 months, LBS has undertaken an underwriting liability with respect to equity securities of, or has provided advice for a fee with respect to, this issuer.

V The Analyst has visited the Clearwater project.

P This issuer paid a portion of the travel-related expenses incurred by the Analyst to visit material operations of this issuer

Laurentian Bank Securities Equity Research Ratings Distribution


50%
40%
30%
20%
10%
0%
5%
44%
33%
15%
3%
Top Pick
Buy
Spec Buy
Hold
Reduce
Percentage of companies covered by Laurentian Bank Securities Equity Research within each rating category.

Source: Laurentian Bank Securities

Recommendation Terminology

LBS (Laurentian Bank Securities) recommendation terminology is as follows:

Top Pick	Our best investment idea, the greatest potential value appreciation.
Buy	The stock is expected to generate significant risk-adjusted returns over the next 12 months.
Hold	The stock is expected to generate modest risk-adjusted returns over the next 12 months.
Reduce	The stock is expected to generate negative risk-adjusted returns over the next 12 months.

Our ratings may be followed by "(S)" which denotes that the investment is speculative and has a higher degree of risk associated with it. Additionally, our target prices are based on a 12-month investment horizon.



EASTMAIN

NEWS RELEASE

TSX Symbol: ER

August 25, 2009

Exploration Underway at Eastmain Mine

Eastmain Resources Inc. (TSX:ER) announces that an exploration program is in progress on the Eastmain Mine property located in northern Québec. Through its wholly-owned subsidiary, Eastmain Mines Inc., the Corporation owns 100% interest in this 126 km^2 property, which hosts the Eastmain gold deposit. The current exploration program is focused on confirming high-potential drill targets both within and lateral to the gold deposit in preparation for an extensive winter program.

The average grade of 106 holes, previously drilled by Placer Development Ltd. and others, into A and B Zones of the Eastmain deposit is 18.92 g/t gold or 0.55 ounces per ton gold (Au), 16.06 g/t silver (Ag) and 0.24% copper (Cu) across 3.96 metres. Exceptional drill results within the deposit include 46.71 g/t Au (1.36 ounces per ton), 51.47 g/t Ag and 0.29% Cu over 5.09 metres; **53.28 g/t Au (1.56 ounces per ton), 59.20 g/t Ag and 0.20% Cu over 13.2 metres or 43.3 feet**; 125.43 g/t Au (3.66 ounces per ton), 13.80 g/t Ag and 0.12% Cu across 3.66 metres and 36.73 g/t Au (1.07 ounces per ton), 18.88 g/t Ag and 0.21% Cu over 9.05 metres (Table1 - website).

The Eastmain gold deposit is currently reported to contain 255,750 ounces of gold and 4.1 million pounds of copper, including measured resources of 91,500 tons grading 0.268 ounces/ton gold and indicated resources of 786,600 tons at 0.294 ounces/ton gold (Campbell Resources Inc., 2004 Annual Report). These resources are historical estimates and should not be relied upon. These estimates may not be NI43-101 compliant. Alain Blais is the qualified person for Campbell. A qualified person for Eastmain has not done sufficient work to classify the historical estimates as current mineral resources as defined by NI43-101.

In it's 2009-2010 budget, the Province of Québec approved funding in the amount of $698 million for two road infrastructure projects in Northern Québec. One of these projects, the extension of Route 167 from Chibougamau to the Otish mountains, is of great significance to the Eastmain Mine property. Designed to connect the communities of the Far North and to provide access to the Albanel-Temiscamie-Otish Park, the Route 167 Extension will also provide several prospective mining projects, including the Eastmain Mine property, with access to available infrastructure and man-power from the towns of Chibougamau and Mistissini. Completion of the Route 167 Extension, also known as the Route de Monts Otish, is subject to a pre-feasibility study currently being carried out by Genivar Inc., and subsequent social and environmental impact assessment studies.

Don Robinson, President and CEO of Eastmain states, "Previous drill results from the Eastmain gold deposit, combined with its strong geological similarities to other large Canadian gold deposits, such as the main gold zone at Detour Lake, attest to the tremendous resource potential of this project. Based on our experiences at Clearwater, installation of a permanent road will also dramatically improve access to the project and reduce transportation costs, allowing us to 'drill more for less'. A wide variety of high-priority drill targets are evident from work completed to date. We look forward to advancing this project with a substantial winter drill program."

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $18 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property. Eastmain has allocated a budget of $4.0 million for gold exploration in Québec for 2009.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Eastmain Gold Deposit - Drill Assay Highlights

Hole ID	FROM m	TO m	INTERVAL m	Au g/t	Ag g/t	Cu %	Au oz/ton	INTERVAL Feet
332002	**307.00**	**315.64**	**8.64**	**14.32**	**8.22**	**0.19**	**0.42**	**28.34**
332003	260.55	265.20	4.65	15.98	24.33	0.33	0.47	15.25
332016	**108.58**	**113.67**	**5.09**	**46.71**	**51.47**	**0.29**	**1.36**	**16.70**
332025	**89.24**	**91.17**	**1.93**	**30.43**	**10.10**	**0.08**	**0.89**	**6.33**
332029	34.90	40.00	5.10	11.04	19.57	0.22	0.32	16.73
332032	**120.3**	**124.35**	**4.05**	**48.60**	**8.20**	**0.13**	**1.42**	**13.28**
332040	50.76	58.78	8.02	8.73	19.06	0.26	0.25	26.31
332045	**174.25**	**187.45**	**13.20**	**53.28**	**59.20**	**0.20**	**1.56**	**43.30**
332058	138.11	143.64	5.53	13.18	14.92	0.17	0.38	18.14
332059	133.37	136.89	3.52	19.49	22.60	0.16	0.57	11.55
332060	127.80	132.35	4.55	5.77	4.84	0.10	0.17	14.92
332062	246.00	251.29	5.29	12.58	13.42	0.15	0.37	17.35
332064	**218.67**	**225.61**	**6.94**	**15.00**	**16.13**	**0.18**	**0.44**	**22.76**
332073	141.80	152.05	8.06	7.65	5.01	0.10	0.22	26.44
332012A	169.98	175.44	5.46	15.35	4.21	0.10	0.45	17.91
82CH09	116.13	120.27	4.14	20.52	23.28		0.60	13.58
82CH15	178.61	182.11	3.50	14.60	17.15		0.43	11.48
83CH004	**281.81**	**286.60**	**4.79**	**17.68**	**25.13**		**0.52**	**15.71**
86CH11	**9.20**	**12.65**	**3.45**	**125.43**	**13.80**	**0.12**	**3.66**	**11.32**
86CH14	**17.45**	**23.10**	**9.05**	**36.73**	**18.88**	**0.21**	**1.07**	**29.68**
86CH15	61.80	65.45	3.65	19.51	32.19	0.58	0.57	11.97
86CH17	70.35	73.05	2.70	14.80	41.41	0.75	0.43	8.86
86CH18	**120.35**	**121.70**	**1.35**	**354.37**	**71.29**	**0.27**	**10.35**	**4.43**
87CH01	164.00	167.00	3.00	15.17	13.88	0.40	0.44	9.84
87CH05	182.00	185.00	3.00	14.94	9.27	0.16	0.44	9.84
87CH09	91.30	94.00	2.70	28.00	10.57	0.44	0.82	8.86
87CH26	235.45	240.65	5.20	14.78	12.28	0.26	0.43	17.06
87CH27	**243.87**	**246.43**	**2.56**	**116.21**	**37.56**	**0.62**	**3.39**	**8.40**
89CH03	**182.31**	**186.43**	**4.12**	**32.63**			**0.95**	**13.51**
94-06	96.40	99.20	2.80	18.69	7.70		0.55	9.18
95-13	**67.40**	**74.60**	**7.20**	**20.98**			**0.61**	**23.62**
AVERAGE*			**3.96**	**18.92**	**16.06**	**0.24**	**0.55**	**12.98**

* Average based on 106 drill holes.



EASTMAIN

NEWS RELEASE

TSX Symbol: ER

September 1, 2009

Éléonore South JV Project

Drill Program in progress

Eastmain Resources Inc. (TSX:ER) is pleased to announce that a 3,500-metre drill program is underway at its Éléonore South project. Les Mines Opinaca Ltée. ("Opinaca"), a wholly-owned subsidiary of Goldcorp Inc. (TSX:G, NYSE:GG), confirmed its joint participation in a $1.6-million exploration program, designed to drill-test a sedimentary-hosted discovery at the JT gold zone as well as other priority targets on the property. Azimut Exploration Inc. ("Azimut") has declined participation in funding its share of the program and its interest will be diluted accordingly.

Anomalous gold values have been discovered in altered sedimentary rocks within the JT Gold Zone, over an area 800 metres in length and approximately 400 metres in width. Previously, the partners announced surface trenching results of 5.33 g/t gold (Au) across 8.0 metres, including an interval grading 20 grams per tonne gold over 2.0 metres, and up to 37.8 g/t Au in a metre-long channel sample (Aug 30, 2007 NR).

Preliminary drilling in the JT Zone area, during the winter of 2008, intersected a number of wide, gold-bearing intervals within aluminous sedimentary rocks containing disseminated arsenopyrite and rock alteration, similar to that observed at the Roberto Gold Deposit. All seven holes drilled into the JT Zone contain gold. Intervals of up to 10.8 g/t Au over 0.5 metres, and wider zones of up to 1.54 g/t Au over 5.7 metres and 0.70 g/t Au over 10 metres (Jan 21, 2009 NR), indicate the potential for a large gold system at Éléonore South.

Important structural controls, evident at other gold deposits in the district, have been recognized at Éléonore South. These structures, interpreted from detailed airborne magnetic survey data, will be part of the focus of this drill program. Wide zones of low-grade, gold-bearing sediment containing arsenopyrite, invaded by pegmatite swarms, have been observed on the adjacent mine property and at Éléonore South.

"Current gold resources and grade at the neighbouring Éléonore project have risen dramatically. As of December 31, 2008, the Roberto deposit contained 5.3 million ounces of gold, consisting of 2.3 million ounces of measured and indicated gold resources at an average grade of 10.05 grams per tonne, and 3.0 million ounces of inferred gold resources at an average grade of 12.75 grams per tonne." stated Dr. Donald J. Robinson, President & CEO of Eastmain. "The high-priority JT Target has several of the key early-stage characteristics observed at Roberto. Eastmain and Goldcorp have allocated sufficient exploration funding to continue to test the JT area and several other high-priority, sedimentary-hosted gold targets at Éléonore South."

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $18 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property. Eastmain has allocated a budget of $4.0 million for gold exploration in Québec for 2009.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.